MANAGEMENT FEE WAIVER AGREEMENT

This Agreement, is dated as of the 6th day of June, 2013, between Curian Variable Series Trust (the “Trust”) on behalf of the funds listed on Schedule A (each a “Fund” and collectively, the “Funds”) and Curian Capital, LLC (the “Adviser”).

Whereas, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Advisory and Management Agreement between the Trust, on behalf of the Funds, and the Adviser; and

Whereas, the Trust and the Adviser desire to enter into the arrangements described herein relating to the advisory fee of the Funds.

Now, therefore, the Trust and the Adviser hereby agree as follows:

1.           The Adviser hereby agrees to waive, for each Fund listed on Schedule A, a portion of its advisory fee in the amounts listed on Schedule A, as it may be amended and approved by the Board of Trustees from time to time, but no more frequently than annually.

2.           The waiver described in Section 1 above is not subject to recoupment by the Adviser.

3.           The Adviser understands and intends that the Funds will rely on this Agreement: (a) in preparing and filing amendments to the registration statements for the Trust on Form N-1A with the U.S. Securities and Exchange Commission, (b) in accruing each Fund’s expenses for purposes of calculating its net asset value per share, and (c) for certain other purposes and expressly permits the Funds to do so.

4.           This Agreement shall have an initial term expiring one year from the date of this Agreement for each Fund (the "Initial Term").  The Adviser may extend this Agreement for each Fund before the expiration of the Initial Term, which extension shall automatically be effective for a term ending April 30th of the following year, and thereafter this Agreement shall automatically renew upon the end of the then current term for a new one-year term with respect to each Fund unless the Adviser provides written notice of the termination of this Agreement to the Board of Trustees within 30 days prior to the end of the then current term for that Fund.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

Curian variable Series Trust		Curian Capital, LLC

By:	/s/ Diana R. Gonzalez	By:	/s/ Michael A. Bell
Name:	Diana R. Gonzalez	Name:	Michael A. Bell
Title:	Assistant Vice President	Title:	President & Chief Executive Officer

SCHEDULE A

Fund	Waiver*
Curian Guidance – Interest Rate Opportunities Fund	0.05%
Curian Guidance – Multi-Strategy Income Fund	0.05%
Curian Guidance –Equity Income Fund	0.05%
Curian Guidance –Conservative Fund	0.05%
Curian Guidance –Moderate Fund	0.05%
Curian Guidance – Growth Fund	0.05%
Curian Guidance – Moderate Growth Fund	0.05%
Curian Guidance – Maximum Growth Fund	0.05%
Curian Guidance – Tactical Moderate Growth Fund	0.05%
Curian Guidance – Tactical Maximum Growth Fund	0.05%
Curian Guidance – Institutional Alt 65 Fund	0.05%
Curian Guidance – Institutional Alt 100 Conservative Fund	0.05%
Curian Guidance – Institutional Alt 100 Moderate Fund	0.05%
Curian Guidance – Institutional Alt 100 Growth Fund	0.05%
Curian Guidance – International Opportunities Conservative Fund	0.05%
Curian Guidance – International Opportunities Moderate Fund	0.05%
Curian Guidance – International Opportunities Growth Fund	0.05%
Curian Guidance – Equity 100 Fund	0.05%
Curian Guidance – Fixed Income 100 Fund	0.05%
Curian Guidance – Real Assets Fund	0.05%
* Waiver only applies to total net assets greater than $1 billion.